UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Material Fact Announcement dated January 16, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: January 17, 2018

Item 1

N O T I C E

BANCO SANTANDER (MEXICO), S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO SANTANDER MEXICO (the “Bank”), as successor of GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. ( the “Group”) by virtue of the merger agreement between both entities as approved at their Ordinary and Extraordinary Shareholders Meetings held on December 8, 2017, hereby notifies the Shareholders, that:

At the Ordinary and Extraordinary Shareholders Meeting of the Group, held on December 8, 2017, it was agreed to declare the payment of a cash dividend of up to an amount of $1,950,000,000.00 M.N. (one thousand nine hundred fifty million Mexican Pesos) to the Shareholders of the Group, such amount could be adjusted under certain circumstances as set forth at the abovementioned Shareholders Meeting, with the understanding that the amount subject to reduction would be without effect and would not be payable as a portion of the dividend.

Such payment is only effective to the existing Shareholders of the Group prior to the merger (the “Existing Shareholders”).

By virtue of the foregoing, the Existing Shareholders are hereby notified that the dividend will be paid in an amount equal to $1,822,000,000.00 M.N. (one thousand eight hundred and twenty two million Mexican Pesos), which will be paid in proportion to the number of shares each Shareholder holds at a rate of $0.268478333984039 Mexican Pesos per share.

The funds for the payment of dividends come from the net tax profit account and the retained earning account established prior to 2014.

By virtue of the foregoing, the Existing Shareholders are notified that the extraordinary dividend will be available to them as of January 25, 2018 through the Mexican depository institution, S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., in Mexico City.

Mexico City, January 16, 2018

          /s/ Fernando Borja Mujica

Lic. Fernando Borja Mujica

Secretary of the Board of Directors